UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha Kyoto Ginko
(Name of Subject Company)
The Bank of Kyoto, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Bank of Kyoto, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
The Bank of Kyoto, Ltd. Attn: Etsuji Motomasa 700, Yakushimae-cho, Karasuma-dori, Matsubara-Agaru, Shimogyo-ku, Kyoto, Kyoto 600-8652, Japan +81-75-361-2211
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of the 120th Ordinary General Meeting of Shareholders of The Bank of Kyoto, Ltd. (English Translation).
99.2	Reference Documents for the 120th Ordinary General Meeting of Shareholders (English Translation).
99.3	Supplementary Materials for the 120th Ordinary General Meeting of Shareholders entitled “Transition to a Holding Company Structure” (English Translation).
99.4	Matters Omitted From the Delivered Paper Copy of The Notice of the 120th Ordinary General Meeting of Shareholders (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The Bank of Kyoto, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated October 31, 2022.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Bank of Kyoto, Ltd.

/s/ Etsuji Motomasa

Name:	Etsuji Motomasa

Title:	Executive Officer, General Manager, Corporate Planning Division

Date: May 30, 2023